Exhibit 95

Mine Safety Disclosure Data

For the year ended December 31, 2023, there was one violation of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine health hazard under section 104 of the Federal Mine Safety and Health Act of 1977 (the “Act”) and eight citations under section 104(a) of the Act which were not deemed significant and substantial. The total dollar value of proposed assessments from the Mine Safety and Health Administration under the Act was $4,633, all of which has been paid.

We certify that no orders were issued under section 104(b) of such Act, no citations or orders were issued for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of such Act, and there were no flagrant violations under section 110(b)(2) of the Act.

We certify that we had no mining-related fatalities during the year ended December 31, 2023.

We have not received an imminent danger order under Section 107(a) of the Federal Mine Safety and Health Act of 1977.

We have not received any notices of a pattern of violations, or of the potential to have such a pattern, of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health and safety hazards.

We have no pending legal actions before the Federal Mine Safety and Health Review Commission as of December 31, 2023, and we have not instituted any legal actions during the year ended December 31, 2023.